Domenic J. Dell’Osso, Jr. Executive Vice President and Chief Financial Officer

Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

February 5, 2013

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Chesapeake Energy Corporation
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed May 11, 2012
Quarterly Report on Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 9, 2012
Response dated August 31, 2012
File No. 1-13726

Ladies and Gentlemen:

This letter sets forth the responses of Chesapeake Energy Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated January 18, 2013.  We have repeated below the Staff’s comments and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 2

Production, Sales, Prices and Expenses, page 11

1. In part, your response to our prior comment 2 stated that you “…illustrated the proved reserve negative adjustment made at the corporate level to account for VPPs #1 – 9…” Please explain the effect at the field level of the reduction in your effective revenue interest by the VPP overriding royalty. Address whether individual fields have become, or are projected in your reserve reports to become, uneconomic due to the attribution of ORRIs to the purchasers of the VPPs. If true, please explain whether such fields have been included in your proved reserves and, if so, how such volumes satisfy the proved reserve definitions of Rule 4-10(a)(22) of Regulation S-X.

Response:  No VPP caused any field to become uneconomic.  Before considering the additional cash flows from other properties within each respective field that are not burdened by VPP transactions, the Company analyzed the projected aggregate annual cash flow as of December 31, 2011 of the proved developed properties specifically associated with each VPP using year-end 2011 product prices and costs consistent with SEC reserves estimation requirements.  As of December 31, 2011, the projected cumulative cash inflows of the Company’s retained interest in the VPP properties (the “cushion” and the “tail” referred to in comment 5) exceeded the future costs to produce both the remaining VPP volumes and the volumes attributable to the Company’s retained interest.  Positive cash flow for the proved developed properties specifically associated with each VPP indicates that no VPP caused any field to become uneconomic.

2. In our prior comment 5, we asked that you disclose the value of the drilling and completion cost carries attributable to your conversion of 1,076 BCFE of proved undeveloped reserves to proved developed status. You agreed to disclose this information in future documents. Please tell us these figures for your 2011 PUD development activities.

Response: As stated on page 13 of our 2011 Form 10-K, we invested approximately $1.477 billion, net of drilling and completion cost carries, in 2011 to convert 1.076 tcfe of PUDs to proved developed reserves.  The amount of drilling and completion cost carries received in 2011 attributable to such PUD conversion was approximately $320 million.  We confirm that we will provide in future annual reports, including our Form 10-K for the year ended December 31, 2012, disclosure of these drilling and completion cost carries.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Contractual Obligations and Off-Balance Sheet Arrangements, page 70

3. We note your response to our prior comment 16, in which you indicate that future commitments pursuant to some off-balance sheet arrangements are not included in the table because they cannot be accurately estimated due to various factors. We also note that, in response to our prior comment 18, you state that you are “unable to quantify the exact amount of future production expenses and production taxes that will be incurred in connection with VPP transactions.” Please supplementally clarify whether this means you are unable to quantify a specific dollar amount, but are able to determine a reasonable estimate or range of future lease operating expenses related to your VPP obligations in the next twelve months and for the term of each of the VPPs. If that is the case, please revise to disclose such estimate. If you are unable to make any such quantification, please comply with the following comment.

Response:  Our periodic reports have consistently stated (see, for example, in the 2011 Form 10-K the definition of VPP on pages 33 and 160) that the ORRIs sold to VPP buyers are free of the expenses of production.  We, as seller, are responsible for the operating expenses and production taxes associated with the ORRI production of VPPs in the same way we are responsible for the costs of production on other non-expense bearing interests in our wells, including royalty interests held by lessors associated with virtually all our wells.   These costs are simply future Company costs and estimates of these costs have been embedded in our historical reserves estimates and in any outlook guidance we have provided. For internal reporting and budgeting purposes, we do not break out the Company’s costs between different sources of ownership types that gave rise to our commitments.  Further, neither GAAP nor SEC rules require us to disaggregate and report our future production costs by the source of the burden.  Based on the continued interest in the nature of our VPP transactions, however, we propose to include the supplemental disclosure noted below.

Our commitment to bear the costs on any future production of ORRIs that have been conveyed, including VPP volumes, and any other non-expense bearing royalty interests is estimated using current cost levels to determine the estimated present value of our future net revenue and associated standardized measure of our proved reserves.  We propose to include in future annual reports under the caption Contractual Obligations and Off-Balance Sheet Arrangements in a paragraph describing our VPPs, such as the penultimate paragraph on page 82 in our 2012 third quarter Form 10-Q, the same estimates of VPP costs that are used to calculate future cash flows in our annual proved reserve estimates.  As of December 31, 2011, (i) the present value, discounted at an annual rate of 10%, of such estimated VPP cumulative costs was $1.0 billion and (ii) on an undiscounted basis such estimated cumulative costs and costs for the next twelve months were $1.4 billion and $208 million, respectively.  As context, $1.4 billion was 6% of the total estimated production costs and severance taxes of approximately $23.0 billion used in calculating our year-end 2011 proved reserves.  Because these estimates may not be indicative of the actual future costs to produce VPP volumes due to numerous factors, including the long-term nature of the commitments as well as their dependence on the actual production results along with future commodity prices and costs that have yet to be incurred, we will provide appropriate cautions about the estimates. These cautions would include the following:

The costs that will apply in the future will depend on the actual production volumes as well as the production costs and taxes in effect during the periods in which such production actually occurs, which could differ materially from our current and historical costs, and production may not occur at the times or in the quantities projected, or at all.

We will also indicate in future reports containing a Contractual Obligations and Off-Balance Sheet Arrangements table that VPPs are not reflected in the table.

4. To the extent that these amounts may be material, in future filings, please clarify your disclosure in the “Contractual Obligations and Off-Balance Sheet Arrangements” section to indicate, if true, that future commitments relating to the VPPs are not included in the table.

Response:  Please see our response to comment 3.

Notes to Financial Statements

Note 11. Acquisitions and Divestitures, page 157

Volumetric Production Payments, page 160

5. Please expand your disclosure regarding the VPP transactions to address the following:

•
Clarify that the VPP agreements require that you hedge the VPP volumes and that the hedges are “novated” to the buyer. Your disclosure should address the material terms of the hedges including whether such hedges cover all or a portion of future VPP volumes produced;

•
Clarify that the interest retained in the wells subject to the VPPs (i.e., the “cushion” and the “tail” volumes) may be required to be used to cover potential shortfalls in production as indicated in your September 2012 investor presentation;

•	Revise the column of proved reserves at time of sale to disclose volumes separated by product type;
•	Disclose the volumes produced, separated by product type, by VPP transaction, during the reporting period; and
•	Disclose the remaining volumes to be delivered, separated by product type, by VPP transaction, at each reporting date.

Response:  We acknowledge the staff’s comment and in our future periodic reports we will:
•	expand our disclosure to explain where appropriate that we have novated hedges to each of the respective VPP buyers and that such hedges cover all VPP volumes sold;
•
disclose that if the contractually scheduled volumes exceed the actual volumes produced from the VPP wellbores that are attributable to the ORRI conveyed, either the shortfall will be made up from future production from these wellbores (inclusive, at our option, of our retained interest in the wellbores) through an adjustment mechanism or the initial term of the VPP will be extended until all scheduled volumes are delivered when produced from the VPP wellbores to the VPP buyer, if at all; and

•
in a table similar to the table presented on page 41 of our 2012 third quarter Form 10-Q disclose by VPP transaction (i) proved reserves volumes at time of sale separated by product type, (ii) the volumes produced, separated by product type during the reporting period; and (iii) the remaining volumes to be delivered, separated by product type at each reporting date.

Definitive Proxy Statement on Schedule 14A filed May 11, 2012

Transactions with Related Persons, page 14

6. We note your response to prior comment 41. You state in your response that “[i]n 2011, the Company provided Mr. McClendon with accounting and engineering services pursuant to his employment agreement in an aggregate amount of $3,482,199.00. Mr. McClendon reimbursed the Company on a monthly basis throughout 2011, which resulted in his aggregate reimbursement to the Company of $3,232,199.00.” Although you have appropriately disclosed the net unreimbursed amount of $250,000 in footnotes to your “All Other Compensation Table,” you have not disclosed the aggregate amount of the services provided, which we believe should be disclosed pursuant to Items 404(a)(3) and 404(a)(6) of Regulation S-K, along with any other material information concerning the transaction. Please advise us as to how you propose to address this issue and provide us with an example of enhanced disclosure.

Response:  We acknowledge the Staff’s comment and in our 2013 proxy statement, we propose to expand the footnotes to the All Other Compensation Table to include the aggregate amount of costs related to personal accounting support provided to Mr. McClendon in 2012.  An example of this disclosure is as follows:

The amounts reported in this column for Mr. McClendon in 2012 include (i) $_____ for the costs related to personal accounting support provided to Mr. McClendon by our employees, net of reimbursement . . . . Personal accounting support costs for Mr. McClendon totaled $______ in 2012 and included the following with respect to personnel providing such support: (i) cash compensation; (ii) equity compensation; (iii) Company matching contributions under the 401(k) Plan and deferred compensation plan; (iv) Company-paid life insurance premiums; and (v) overhead (utilities, office equipment, health and welfare benefit plans, etc.).

In our 2013 proxy statement, we also plan to continue to describe the terms related to accounting services that are contained in Mr. McClendon’s employment agreement and the amount Mr. McClendon reimbursed the Company to cover the full cost of engineering services provided to him, as we did in the 2012 proxy statement on page 32 under Employment Agreements – Aubrey K. McClendon and on page 33 under Non-Employment Agreement Benefits – Engineering Support, respectively.  Separate disclosure under Item 404 of Regulation S-K is not required pursuant to Instruction 5 thereof, which provides that disclosure of an employment relationship or transaction need not be reported as a related party transaction pursuant to Item 404(a) if the compensation arising from the employment relationship or transaction is reported pursuant to Item 402 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

7. We note you present “Marketing, gathering and compression net margin” and “Oilfield services net margin” excluding depreciation and amortization. Please expand the footnote disclosure here and within the Results of Operations discussions to state separately the amounts of depreciation and amortization excluded from marketing, gathering and compression net margin and oilfield services net margin, for each period presented. In addition, please expand your disclosures in the Results of Operations section to address any material changes in the excluded depreciation and amortization amounts between periods.

Response:  In our future periodic reports, we will quantify the depreciation and amortization attributable to the marketing, gathering and compression segment and the oilfield services segment in the Results of Operations section.  We will also add a footnote to our tabular data under MD&A – Overview (for example, see page 63 of our 2012 third quarter Form 10-Q) that explains that our marketing, gathering and compression net margin and our oilfield services net margin exclude depreciation and amortization, along with cross-references to the sections in Results of Operations that disclose these amounts for each segment.

Additionally, we will address any material changes in the amounts of depreciation and amortization of other assets for each segment between periods in Results of Operations.  We note that depreciation and amortization of other assets was separately discussed under captions so named on pages 86 and 91 of our 2012 third quarter Form 10-Q, and the reasons for changes between the three and nine months ended September 30, 2012 and 2011 were identified (increases related to assets acquired; decreases related to assets divested or held for sale).

Liquidity and Capital Resources, page 70

8. We have reviewed the enhanced tabular and qualitative disclosures provided in this section in response to prior comment 15. Specifically, as it relates to the table of budgeted uses of cash for 2012 and 2013, please revise to address the following areas:

•
Clarify why you have separately presented a line item for “Interest, dividends and cash taxes”. We would normally expect cash flows related to these activities to be included in the operating cash flow amount presented as the first line item to the table;

•	Disclose the amount of reimbursement from joint venture partners in footnote (b);
•
Expand your qualitative disclosures to address the changes in your budgeted amounts from those amounts disclosed on page 71 of your Form 10-Q for the quarterly period ended June 30, 2012. Your disclosures should address the nature and reason for the increase or decrease to the budgeted amounts; and

•
We note your Form 10-Q for the quarterly period ended June 30, 2012 emphasized your expectation for a budgeted cash surplus in fiscal year 2012 that would be used to meet the goals of your 25/25 Plan. Based on the disclosures on pages 65 and 70 of your Form 10-Q for the quarterly period ended September 30, 2012, it appears this is no longer management’s intention. To the extent management’s expectations have changed, your disclosures should highlight those changes, the reasons for such changes, and the reasonably possible impact of these changes on your financial condition, results of operations and liquidity.

Response:  “Operating cash flow before changes in assets and liabilities” in the table on page 70 of our 2012 third quarter Form 10-Q is a non-GAAP financial measure, as noted in footnote (a), and does not include interest, dividends and cash taxes.  We separately presented interest, dividends and cash taxes to inform investors about these budgeted uses of cash for the relevant period.  In addition, in our future periodic filings we will:

•	Disclose the amount of reimbursement from joint venture partners, if applicable, in footnote (b) in a table similar to the table on page 70 of our 2012 third quarter Form 10-Q;
•
Expand our qualitative disclosures to address the material changes, if applicable, in our budgeted amounts from those amounts disclosed for the prior period, including the nature and reason for the increase or decrease to the budgeted amounts; and

•
Highlight material changes, if applicable, in management’s expectations of budgeted amounts, including the reasons for such changes, and the reasonably possible impact of these changes on our financial condition, results of operations and liquidity.

Results of Operations – Nine Months Ended September 30, 2012 vs. September 30, 2011, page 88

9. We note your disclosure on page 90 that for the nine months ended September 30, 2012 and September 30, 2011, respectively, per-unit production expenses were $0.95 and $0.91 per mcfe, and that these amounts included approximately $0.16 and $0.20, respectively, associated with VPP production volumes. In view of the percentage of your production expenses that are associated with VPPs, please explain to us what consideration you have given to including in your MD&A discussion an overview of management’s perspective as to the burdens and risks that your obligations under the VPPs may pose on an ongoing basis.  For example, explain whether management expects that production expenses relating to VPPs may have material impacts on your results of operations and financial condition, and if so what those anticipated impacts may be.

Response:  Our quarterly and annual statements of operations have reported the Company’s aggregate production expenses and production taxes as incurred, inclusive of expenses and taxes associated with VPPs and all other non-expense-bearing royalty interests.  We know that we will need to pay these expenses and taxes in the future—all expenses and taxes, not just those related to VPPs—and management does not believe that the portion of such expenses and taxes associated with VPPs is likely to have a disproportionate material impact on our future results of operations and financial condition.  In reaching this conclusion, management considered that in each VPP transaction we sold only a portion of the future production stream from certain of our proved reserves.  The revenues attributable to the volumes retained by the Company during the term of a VPP, the “cushion”, were estimated at the time we entered into each transaction to be sufficient to cover production expenses and production taxes associated with producing both (i) the VPP volumes and (ii) the volumes attributable to the Company’s retained interests in the wells.  Management believes the burdens associated with the VPP contractual terms have been properly disclosed, and the related risks have been appropriately mitigated.  Management also considered that because of the projected natural decline over time in the production rate of the wells that are associated with VPPs, production costs and production taxes will also gradually decline.  In addition, because of our commitment and ability to grow production and proved reserves organically through the drillbit at a low cost in areas with large unconventional accumulations of natural gas and liquids, we are continually drilling and completing new wells which over time will result in a reduction in the percentage of our production costs and production taxes that is associated with our VPPs.

During 2012 we added new information about VPPs in our Form 10-Q filings and in our investor presentations (delivered at industry conferences and posted on our website).  We have endeavored to make clear that the future burden from VPPs is taken into account in our reserve reporting, our standardized measure calculation and any outlook guidance we provide, including specifically our production expense and production tax guidance.  The Company entered into the VPP transactions with an understanding of the likely impacts they would have on future results of operations and financial condition, and management does not consider those impacts material in relation to all the other factors that do materially impact the Company’s results of operations and financial condition, such as natural gas and oil prices, production levels, asset sales, capital expenditures, credit availability and other matters we discuss in MD&A and in Risk Factors.  Management believes a special discussion in MD&A on our VPPs is not required, although we will continue our efforts to explain VPPs in appropriate parts of our filings and other corporate communications to help interested parties understand the terms of VPPs, how they are accounted for and how they affect the Company on an ongoing basis.

* * * * *

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson, our Chief Accounting Officer, at (405) 935-9229 or me at (405) 935-6125, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.  For any future written correspondence sent by email, please use the following addresses:  nick.dellosso@chk.com, mike.johnson@chk.com and connie.stamets@bgllp.com.

As you requested in the comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Domenic J. Dell’Osso, Jr.

Domenic J. Dell’Osso, Jr.
Executive Vice President and Chief Financial Officer